                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  -------------
                                   (Mark One)

             (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 For the years ended December 31, 1999 and 1998

                                       OR
             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______

                          Commission file number 1-8606

                                  -------------

                          Bell Atlantic Mobile Savings
                       and Profit Sharing Retirement Plan
            180 Washington Valley Road, Bedminster, New Jersey 07921

                                  -------------

                            Bell Atlantic Corporation
              1095 Avenue of the Americas, New York, New York 10036

         BELL ATLANTIC MOBILE SAVINGS AND PROFIT SHARING RETIREMENT PLAN
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES










                                                                           PAGE(S)

Report of Independent Accountants                                           2

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 1999 and 1998                                                  3

Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 1999                                        4

Notes to Financial Statements                                              5-9

Supplemental Schedules:
Schedule of Assets Held for Investment Purposes
as of December 31, 1999                                                    10

Schedule of Reportable Transactions for the year ended December 31, 1999   11

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

New York, New York
June 2, 2000

         BELL ATLANTIC MOBILE SAVINGS AND PROFIT SHARING RETIREMENT PLAN
               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                      AS OF DECEMBER 31, 1999 AND 1998





                                                            1999                           1998
                                                        -------------                  -------------
ASSETS:
Investments, at fair value                              $ 258,401,721                  $ 195,204,982

Participants' contributions receivable                             --                        847,582

Employer's contribution receivable                         17,339,462                     15,618,179

Loans to participants                                       9,886,526                      8,082,839
                                                        -------------                  -------------

          Total assets                                    285,627,709                    219,753,582

LIABILITIES:

Accrued expenses                                              188,124                        206,800
                                                        -------------                  -------------

          Total Liabilities                                   188,124                       206,800
                                                        -------------                  -------------

Net assets available for benefits                       $ 285,439,585                  $ 219,546,782
                                                        =============                  =============



   The accompanying notes are an integral part of these financial statements.

         BELL ATLANTIC MOBILE SAVINGS AND PROFIT SHARING RETIREMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999




                                                             Total
                                                       ------------------
ADDITIONS:
Additions to net assets attributed to:
     Investment income
          Net appreciation (depreciation) in fair
             value of investments                           $ 35,507,861
           Interest and dividends                              3,811,207
                                                       ------------------
                                                              39,319,068
                                                       ------------------

      Contributions:
           Participant contributions                          24,920,040
           Employer contributions                             24,393,466
                                                       ------------------
                                                              49,313,506
                                                       ------------------

                      Total Additions                         88,632,574
                                                       ------------------

DEDUCTIONS:
Deductions from net assets attributed to:
      Benefits paid to participants                           22,131,362
      Expenses                                                   455,420
      Other                                                      152,989
                                                       ------------------
                     Total Deductions                         22,739,771
                                                       ------------------

      Net increase                                            65,892,803

Net Assets available for benefits:
      Beginning of year                                      219,546,782
                                                       ------------------

      End of year                                          $ 285,439,585
                                                       ==================


   The accompanying notes are an integral part of these financial statements.

         BELL ATLANTIC MOBILE SAVINGS AND PROFIT SHARING RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


A.  DESCRIPTION OF PLAN

Effective July 1, 1995, the Board of Directors of Bell Atlantic Mobile, Inc., previously known as Bell Atlantic NYNEX Mobile, Inc., (the "Company"), acting in its capacity as general partner of Cellco Partnership, established the Bell Atlantic Mobile Savings and Profit Sharing Retirement Plan (the "Plan"), for the benefit of Covered Employees, as defined by the Plan. The purpose of the Plan is to enable Covered Employees to increase personal long-term savings through the tax deferral opportunities offered under sections 401(k) and 401(a) of the Internal Revenue Code of 1986 (the "Code"). The following description only provides general information of the Plan. The Plan document contains a more comprehensive description of the Plan's provisions.

         1. PARTICIPATION -- The Plan is a defined-contribution and a profit sharing plan covering all eligible Company employees who have completed one year of service, consisting of no less than 1,000 hours worked.

         2. CONTRIBUTIONS -- Each year, participants may elect to contribute, through ordinary payroll deductions, an amount ranging from one percent (1%) to sixteen percent (16%) of annual compensation, as defined in the Plan document. Participants may also roll over amounts representing distributions from other qualified defined benefit plans, defined contribution plans and/or conduit individual retirement accounts. The Company makes a matching contribution equal to fifty percent (50%) of the first six percent (6%) of eligible compensation that a participant contributes to the Plan. The amounts contributed for matching contributions for the years ended December 31, 1999 and 1998 were $7,054,003 and $6,199,245, respectively. The Company may increase the matching contribution at the discretion of the Company's Board of Directors. The amounts contributed for discretionary matching contributions for the years ended December 31, 1999 and 1998 were $7,646,137 and $6,672,076, respectively. In addition, at the discretion of the Company's Board of Directors, a profit sharing contribution may be contributed on behalf of all Covered Employees whether or not they contribute to the Plan. The amounts contributed for profit sharing contributions for the years ended December 31, 1999 and 1998 were $9,693,326 and $8,650,820, respectively.

         3. PARTICIPANT ACCOUNTS -- The Plan provides that a separate account be maintained for each participant. Participant accounts are valued on a daily basis. Each participant account is credited with participant's contribution and applicable employer contribution on a semi-monthly basis. Participant accounts are also increased (decreased) by allocation of actual investment earnings (losses). Following the Plan year-end, discretionary contributions for profit sharing and discretionary matching contributions, if any, are deposited in one lump sum to participant accounts. A separate sub-account is maintained for profit sharing contributions which have different vesting schedules and withdrawal provisions. Participants may change their investment direction and transfer between investment funds on a daily basis.

         4. VESTING -- Participants are immediately vested in their contributions plus actual earnings derived from these contributions. Vesting in the Company's fixed, discretionary variable match, and discretionary profit sharing are based on credited years of service. A participant is fully vested in the Company's fixed and discretionary variable match after three years of credited service. A participant is fully vested in the Company's profit sharing contribution after five years of credited service.

         5. PARTICIPANT LOANS -- Participants may borrow from their accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or fifty percent of their vested account balance, excluding profit sharing balances. All loans are considered to be a fixed income investment and are therefore treated as a transfer from an investment fund to a separate Loan Fund. Interest is fixed for the life of the loan and is charged at a rate equal to the prime rate, as defined in the Plan, plus one percent. Loan terms range from one to five years for non-residential loans and fifteen years for primary residence loans. Loans are collateralized by the portion of the participant's account allocated to the Loan Fund. Loans are repaid in equal semi-monthly installments through payroll deductions or as directed by the Plan and are invested in accordance with the participants' investment elections.

         6. BENEFIT DISTRIBUTIONS -- On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account balance or annual installments over a period of two to twenty years (as elected by the participant and subject to Plan rules). Former NYNEX Corporation employees may also elect an annuity contract for the portion of their account which was transferred from the NYNEX plan. For termination of service due to other reasons, a participant may receive the value of the vested account balance as a lump-sum distribution or a direct rollover into another qualified retirement account as dictated by the Code.

B.  SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting and are in conformity with generally accepted accounting principles.

In 1999, the Plan adopted the provisions of Statement of Position 99-3 "Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 eliminates certain detailed investment disclosures previously required by Practice Bulletin 12. There is no change to the accounting for net assets available for benefits. In accordance with the provisions of SOP 99-3, the Statement of Net Assets as of December 31, 1998 has been reclassified to conform to the current year presentation.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments in commingled funds are stated at quoted market prices which represent the net assets value at the end of the year. The Bell Atlantic Stock Fund is valued using the quoted market price for the Fund's shares at the end of the year, plus the market value of cash reserves held by the Fund. Participant loan receivables are valued at cost, which approximates fair value. Valuations for all funds are as of the financial statement dates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The individual funds are charged with a trustee and investment management fee. All administrative and recordkeeping fees are paid by the Company.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

FORFEITURE OF BENEFITS

If employment is terminated and a participant is not 100% vested in either the employer match or the employer profit sharing contribution then the portion of the participant's account not vested will be forfeited. The forfeited amounts are used to reduce future employer contributions to the Plan. Forfeitures applied for the years ended December 31, 1999 and 1998 were $1,285,280 and $891,984, respectively. Unapplied forfeitures are invested in the Plan's Money Market Fund and amounted to $841,010 and $537,161 as of December 31, 1999 and 1998, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. The most significant estimates relate to the valuation of investments. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides participants with various investment options: money market and fixed income securities, bonds, and equity funds. All investment securities are exposed to some type of risk, including, but not limited to, exposure to changes in interest rates, market fluctuations, economic conditions, and currency devaluation. Due to the level of risk associated with certain investment securities, it is possible that changes in near term risk factors could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

PAYMENT OF BENEFITS

When benefit payments are required, funds are transferred from the respective investment fund(s) to a holding fund. Subsequently, when checks are drafted, the holding fund is then reduced.

C.  INVESTMENTS

The fair value of investments as of December 31, 1999 and 1998 is summarized below:

DESCRIPTION OF ASSETS                               1999                         1998
---------------------                     -----------------------     -------------------------
State Street Commingled Funds:
         Short Term Investment Fund                   $27,002,588 *                 $21,570,918 *
         Stable Value Fund                              4,620,385                     3,402,979
         Bond Index Fund                                9,520,813                     7,450,795
         S&P 500 Flagship Fund                        109,096,205 *                  81,276,062 *
         Russell 2000 Fund                             23,803,346 *                  18,454,066 *
         Daily EAFE Fund                               16,230,182 *                  11,460,598 *
Common Stock:
         Bell Atlantic Corporation Stock               68,128,202 *                  51,589,564 *
                                           -----------------------     -------------------------
Subtotal:                                             258,401,721                   195,204,982

Loans to Participants (Interest rates
range between 6% and 10%)                               9,886,526                     8,082,839
                                           -----------------------     -------------------------

             Total Investments                       $268,288,247                  $203,287,821
                                           =======================     =========================

* Individual investment representing 5% or more of the Plan's net assets

D.  RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares in commingled funds managed by State Street Global Advisors ("SSGA"). State Street Bank and Trust Company is the Plan's trustee. Both SSGA and State Street Bank and Trust Company are wholly owned subsidiaries of State Street Corporation; therefore these transactions qualify as party-in-interest. The fees paid by the Plan to SSGA for investment management and to State Street Bank and Trust Company for trust accounting services are recorded as expenses in the deductions section of the Statement of Changes in Net Assets Available for Benefits. Fees paid for investment management and trust accounting services for the years ended December 31, 1999 and 1998 were $455,420 and $338,481, respectively.


E.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500 as of December 31, 1999 and 1998:

                                                     1999            1998
                                                 ------------    ------------
      Net assets available for benefits per
          the financial statements               $285,439,585    $219,546,782
      Amounts allocated to withdrawing
          Participants                                     --          (8,569)
                                                 ------------    ------------
      Net assets available for benefits per
          Form 5500                              $285,439,585    $219,538,213
                                                 ============    ============


The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500 for the years ended December 31, 1999 and 1998:

                                                                         1999                1998
                                                                   -----------------    ----------------
      Benefits paid to participants per the financial statements       $22,131,362          $15,468,779
      Add: Amounts allocated to withdrawing participants
          as of December 31, 1999 and 1998                                      --                8,569
      Deduct: Amounts allocated to withdrawing participants
          as of December 31, 1998 and 1997                                  (8,569)              (8,952)
                                                                   -----------------    ----------------
      Benefits paid to participants per Form 5500                      $22,122,793          $15,468,396
                                                                   =================    ================


F.  PLAN TERMINATION

Although the intention of the Company is to make the Plan permanent, the Company reserves the right to terminate its sponsorship of the Plan by action of the Company's Board of Directors. In the event of plan termination, the Plan will distribute participants' accounts in accordance with the provisions of ERISA and any other applicable laws.

G.  TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated January 31, 1997 that the Plan and related trust are designed in accordance with applicable sections of the Code. In accordance with this determination, the Plan is exempt from paying income taxes. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believe the Plan is tax exempt.

H.  SUBSEQUENT EVENT

On July 27, 1998, Bell Atlantic and GTE Corporation entered into a merger agreement providing for the combination of the two companies. The merger, which was unanimously approved by the boards of directors of both companies and a majority of shareholders, was subject to regulatory approvals, the last of which was received on June 16, 2000. The merger is anticipated to be finalized during the second quarter of year 2000. It is contemplated that a certain segment of GTE Corporation employees who work in the GTE Wireless division will eventually become participants in the Plan.

On September 21, 1999 Bell Atlantic and Vodafone AirTouch Plc ("Vodaphone AirTouch") entered into an Alliance Agreement under which Vodaphone AirTouch would contribute its US wireless interests to the Cellco Partnership in exchange for a partnership interest. This transaction was finalized on April 3, 2000.

The employees involved in the above-referenced transactions are scheduled to become participants in the Plan on January 1, 2001. At that time, it is probable that there will be design changes to the Plan, and that the Plan document may be amended. There is no intention to terminate the Plan as a result of these, or any other transactions.

         BELL ATLANTIC MOBILE SAVINGS AND PROFIT SHARING RETIREMENT PLAN
                              SUPPLEMENTAL SCHEDULE
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1999


                                                                                    HISTORICAL
               INVESTMENT DESCRIPTION                            UNITS                 COST               CURRENT VALUE
               ----------------------                         ---------            -----------            -------------
Short Term Investment Fund  *                                 27,002,588           $27,002,588             $27,002,588
Stable Value Fund  *                                           4,620,385             4,620,385               4,620,385
Daily Bond Market Index Fund *                                   777,908             9,552,636               9,520,813
S&P 500 Flagship Fund  *                                         440,284            66,917,275             109,096,205
Russell 2000 Fund  *                                             856,914            17,768,526              23,803,346
Daily EAFE Fund *                                              1,230,305            12,544,034              16,230,182
Bell Atlantic Stock                                            1,106,651            39,275,458              68,128,202
                                                                                  ------------            ------------
Subtotal:                                                                          177,680,902             258,401,721

Participants' loan receivable, interest
rates range between 6 % -- 10 %                                9,886,526             9,886,526               9,886,526
                                                                                  ------------            ------------


Total investments                                                                 $187,567,428            $268,288,247
                                                                                  ============            ============

* Commingled Trust Funds Managed by State Street Global Advisors, which qualify as party-in-interest.

         BELL ATLANTIC MOBILE SAVINGS AND PROFIT SHARING RETIREMENT PLAN
                              SUPPLEMENTAL SCHEDULE
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999




                                                                                                                    NUMBER OF
                            IDENTITY OF PARTY INVOLVED                            DESCRIPTION OF ASSET              PURCHASES
                            --------------------------                            --------------------              ---------
Category (iii) -- A series of transactions with respect to securities of the same issue, which amount in the aggregate to more than 5% of the net value of total Plan assets at the beginning of the year:

State Street Global Advisors                                                       Money Market Fund                   210

State Street Global Advisors                                                       Money Market Fund

State Street Global Advisors                                                       S&P 500 Index Fund                  123

State Street Global Advisors                                                       S&P 500 Index Fund

State Street Global Advisors                                                       Small Cap Index Fund                 97

State Street Global Advisors                                                       Small Cap Index Fund

                                                                                   Bell Atlantic Corporation Stock      33

                                                                                   Bell Atlantic Corporation Stock




                                                                                                                        HISTORICAL
                                                                                 PURCHASE     NUMBER OF   SELLING         COST OF
                            IDENTITY OF PARTY INVOLVED                            PRICE        SALES       PRICE          ASSETS
                            --------------------------                            -----        -----       -----          ------
Category (iii) -- A series of transactions with respect to securities of the same issue, which amount in the aggregate to more than 5% of the net value of total Plan assets at the beginning of the year:

State Street Global Advisors                                                    $24,992,570

State Street Global Advisors                                                                    290      $20,460,676    $20,460,676

State Street Global Advisors                                                    $25,868,087

State Street Global Advisors                                                                    363      $17,069,684    $14,957,960

State Street Global Advisors                                                     $6,123,587

State Street Global Advisors                                                                    315       $5,118,269     $4,944,721

                                                                                $10,661,570

                                                                                                 52       $2,893,540     $2,504,922



                                                                                   CURRENT
                                                                                  VALUE OF
                                                                                  ASSET ON
                                                                                 TRANSACTION      NET GAIN
                            IDENTITY OF PARTY INVOLVED                              DATE           (LOSS)
                            --------------------------                          ------------      --------
Category (iii) -- A series of transactions with respect to securities of the same issue, which amount in the aggregate to more than 5% of the net value of total Plan assets at the beginning of the year:

State Street Global Advisors                                                    $24,992,570

State Street Global Advisors                                                    $20,460,676              --

State Street Global Advisors                                                    $25,868,087

State Street Global Advisors                                                    $17,069,684      $2,111,724

State Street Global Advisors                                                     $6,123,587

State Street Global Advisors                                                     $5,118,269        $173,548

                                                                                $10,661,570

                                                                                 $2,893,540        $388,618


Note: There were no reportable transactions in category (I), (ii), or (iv), as defined by ERISA, during the year ended December 31, 1999

                                    SIGNATURE



         Pursuant to the requirements of the Securities and Exchange Act of 1934, the Bell Atlantic Mobile Employee Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                    Bell Atlantic Mobile Savings and Profit
                                    Sharing Retirement Plan



                                    By: /s/ Marc Reed
                                        ----------------------------------------
                                        Marc Reed
                                        (Chairman, Bell Atlantic Mobile Employee
                                        Benefits Committee)
Date:  June 27, 2000